Exhibit 99.1

The Hague, April 23, 2008

AEGON-CNOOC opens Guangdong branch

AEGON-CNOOC has opened a new branch office in Guangdong in line with its strategy to expand its businesses in the fast-growing coastal provinces of eastern China. Guangdong, one of China’s wealthiest and most populous provinces, is the joint venture’s sixth branch following its entry into Beijing, Jiangsu, Shandong, Shanghai and Zhejiang.

“China is a key growth market for AEGON, given the continued economic expansion underway and the emergence of an ambitious middle class with an increasing demand for life insurance, pensions and related investment products,” said AEGON Chairman-elect of the Executive Board Alexander Wynaendts. “With the addition of Guangdong, AEGON-CNOOC is now present in areas that have a combined population of over 300 million. We have a solid position in China and intend to leverage AEGON’s broad capabilities for the benefit of our Chinese customers and to ensure continued growth in the years ahead.”

AEGON established its joint venture with the China National Offshore Oil Corporation in 2002, opening its first office in Shanghai. Currently, AEGON-CNOOC employs more than 900 people and has businesses across southern and eastern China. As the world’s eighth largest market for life insurance, China is expected to grow by an average annual rate of 15%1) in the period beginning in 2005 to 2010.

AEGON’s operations in China are part of a broader strategy to further strengthen the Group’s presence throughout Asia. In addition to its operations in Taiwan, AEGON will also begin operations in both India and Japan during 2008. And recently, AEGON and China’s Industrial Securities have completed the establishment of their asset management joint venture AEGON Industrial Fund Management Company.

1)	Source: Swiss Re Sigma

ABOUT AEGON

AEGON is one of the world’s largest life insurance and pension groups, and a strong provider of investment products. AEGON empowers local business units to identify and provide products and services that meet the evolving needs of customers, using distribution channels best suited to local markets. AEGON takes pride in balancing a local approach with the power of an expanding global operation.

With headquarters in The Hague, the Netherlands, AEGON companies employ approximately 30,000 people worldwide. AEGON’s businesses serve millions of customers in over twenty markets throughout the Americas, Europe, and Asia, with major operations in the United States, the Netherlands and the United Kingdom.

Respect, quality, transparency and trust constitute AEGON’s core values as the company continually strives to meet the expectations of customers, shareholders, employees and business partners. AEGON is driven to deliver new thinking with the ambition to be the best in the industry.

Investor Relations: +31 (0)70 344 83 05 (NL) +1 877 548 96 68 (USA)    |    Media Relations: +31 (0)70 344 83 44 (NL)

20040423

CONTACT INFORMATION

Group Corporate Communications & Investor Relations

	The Hague, the Netherlands	Cedar Rapids, the United States
Analysts & Investors	+31 (0)70 344 83 05	+1 877 548 9668 (toll free)
Media	+31 (0)70 344 83 44
E-mail	gcc-ir@aegon.com	ir@aegon.com
Website	www.aegon.com

FORWARD LOOKING STATEMENTS

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Page 2 of 2